

Mail Stop 3720

May 24, 2010

VIA INTERNATIONAL MAIL AND FAX
Mr. Brian Bidulka
Chief Financial Officer
Research in Motion Limited
295 Phillip Street
Waterloo, Ontario
Canada, N2L 3W8

      RE: Research in Motion Limited
            Form 40-F for the fiscal year ended February 27, 2010, as Amended
            Filed April 2, 2010
            File No. 000-29898

Dear Mr. Bidulka:

We have reviewed your filing and have the following comments. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>5. Fair Value Measurements, page 19.</u>

1. We note that approximately 98% of your assets measured at fair value on a recurring basis are categorized under Level 2. Further, we note that if you disagree with the pricing from the service provider, you will challenge the pricing and work with the service provider to determine the most reasonable fair value. In this regard, please

- Tell us why it is appropriate to report, under Level 2, certain of the service provider valuations which are subsequently adjusted to conform with your internally developed models.

- Disclose the inputs and valuation techniques used to measure the fair value of *each* major security type separately identified on page 20. Refer to ASC Topic 820-10-50-2(e),

Exhibit 1.3
Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 27, 2010
Revenues, page 22

2. We note that in a recent earnings call, you stated that "The globalization of RIM's business was a huge driver of growth in the fourth quarter and we expect this trend to continue. .. In Q4 approximately 48% of revenue came from outside of North America and approximately 38% of BlackBerry subscriber base is now from international markets." Please expand your MD&A to address your growth in markets outside of North America and its impact on top line revenues and gross margins. In this regard, we note that sales to those markets for all of fiscal 2010 accounted for only 37% of your total revenues as disclosed on page 46 of your financial statements but grew significantly during the fourth quarter. However, there was no disclosure or discussion of your international markets in the MD&A. Please provide us your proposed disclosures.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director